UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 (Amendment No. 1) NOTIFICATION OF LATE FILING

SEC File Number 000-29637

(Check One):	☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Selectica, Inc.
Full name of registrant

Not Applicable
Former name if applicable

1740 Technology Drive, Suite 450
Address of principal executive office (Street and number)

San Jose, California 95110
City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Selectica, Inc. (the “Company”) has delayed filing an amendment to its annual report on Form 10-K/A for the fiscal year ended March 31, 2009 originally filed on July 9, 2009, for the purpose of adding information under Items 10, 11, 12, 13 and 14 of Part III previously intended to be incorporated by reference from the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for our 2009 annual meeting of stockholders (the “Form 10-K/A”), due to management’s inability to timely obtain certain information from its independent public registered accounting firm necessary to complete the preparation of the Form 10-K/A. As a result of being unable to timely obtain this information, the Company is unable to file the Form 10-K/A within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Heaps	(408)	570-9700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Selectica, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 29, 2009	By:	/s/ Richard Heaps
Richard Heaps Chief Financial Officer